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                                                                      Exhibit 30



                       IN THE UNITED STATES DISTRICT COURT
                        FOR THE SOUTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

LUXOTTICA GROUP, S.p.A.,                :
et al.,                                 :
                                        :
            Plaintiffs,                 :
                                        :
                                        :
       v.                               :        Civil Action No. C-2-95-244
                                        :        Judge Graham
THE UNITED STATES SHOE                  :
  CORPORATION, et al.,                  :
                                        :
            Defendants.                 :

                            AGREED PRE-HEARING ORDER

         This statement of the claims and defenses asserted by Plaintiffs and Defendants is submitted in accordance with the Court's request. It should be noted, however, that because of the expedited nature of these proceedings, discovery has not yet been concluded and depositions have not yet been completed. Accordingly, while this statement of claims and defenses sets forth the issues to be presented at the hearing which are known at this time, the parties request the right to supplement, modify or otherwise alter their positions set forth herein.

         Plaintiffs Luxottica Group S.p.A., Luxottica Acquisition Corp., and Avant-Garde Optics, Inc. (collectively "Plaintiffs"), and Defendant The United States Shoe Corporation, hereby agree as follows:

         I. U.S. Shoe's motion to dismiss Counts Eleven, Twelve and Thirteen of Plaintiffs' Third Amended Complaint may be presented to the Court at the hearing to occur on April 13 and 14, 1995, and Plaintiffs shall file their memorandum in opposition to such motion with the Court by 5:00 p.m. on April 11, 1995.


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         II.     U.S. Shoe's motion to dismiss Counts Six, Seven and Eight of
Plaintiffs' Third Amended Complaint will not be presented to the Court at the hearing to occur on April 13 and 14, 1995, and Plaintiffs shall file their memorandum in opposition to that portion of the motion with the Court no later than by 5:00 p.m. on April 21, 1995 (the time within which such memorandum is due under the local rules).

         III. U.S. Shoe's motion for a preliminary and permanent injunction enjoining Plaintiffs from distributing certain information in their proxy solicitation in connection with "agent designations" for calling a special meeting of U.S. Shoe shareholders, filed March 31, 1995 shall be presented to the Court at the hearing scheduled for April 13 and 14, 1995. U.S. Shoe shall amend its counterclaim to assert those claims and possibly one additional claim (the substance of which has been disclosed orally to Plaintiffs' attorneys) by 5:00 p.m. on April 6, 1995.

         IV. Plaintiffs and Defendant-counterclaimant U.S. Shoe will submit to the Court for determination Counts I through VII and IX through XIV of U.S. Shoe's Second Amended Counterclaim and Count XIV of Plaintiffs' Third Amended Complaint at the hearing scheduled for April 13 and 14, 1995. Plaintiffs and the U.S. Shoe Defendants shall file by 5:00 p.m. on April 11, 1995 their prehearing briefs on the issues to be presented at the April 13-14 hearing. State Defendants' pre-hearing brief in response to Plaintiffs constitutional challenge to R.C. 1707.041 shall be filed by 5:00 p.m. April 12, 1995.

         V.      U.S. SHOE'S CLAIMS AND PLAINTIFFS' DEFENSES

                 1. U.S. SHOE CLAIM. The Schedule 14D-1, the Offer and the proxy materials of Luxottica Group S.p.A. and Luxottica Acquisition Corp. (collectively, "Luxottica")

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violate 15 U.S.C. Section 78n(d) and (e) because they fail to disclose the purpose of Luxottica's Tender Offer. Statements of purpose by Luxottica's Chief Executive Officer Leonardo Del Vecchio indicate purposes that are not disclosed in Luxottica's proxy materials and Offer.

                          PLAINTIFFS' DEFENSE.  The Tender Offer Statement on
Schedule 14D-1 (the Statement) responds fully to Item 5 of the Schedule 14D-1 by disclosing the purpose of the Tender Offer as the acquisition of all of the outstanding shares of U.S. Shoe (including associated Rights) and the subsequent merger of the company with a subsidiary of Plaintiffs. In addition, Item 5 discloses information about the corporate entity effecting the Tender Offer and its parent company, the source and amount of the funds to be used for the acquisition and Plaintiffs' plans for U.S. Shoe should the Tender Offer be successful. There is no requirement that Plaintiffs disclose the business reasons for making the offer. Plaintiffs have no undisclosed purpose for making the Tender Offer nor any undisclosed plans for U.S. Shoe.

                 2. U.S. SHOE CLAIM. Luxottica's Offer, proxy materials and Schedule 14D-1 violate 15 U.S.C. Section 78(n)(d) and (e) because they (1) fail to disclose adequately the identity of the bidder, (2) fail to disclose adequately the identity of the acquiring persons in the Tender Offer; and (3) fail to state that Avant-Garde is to acquire the shares purchased pursuant to the Tender Offer.

                          PLAINTIFFS' DEFENSE.  The Statement responds fully to
Item 2 of Schedule 14D-1 by disclosing the identity of the entity on whose behalf the offer is made as well as the identity of its ultimate corporate parent, Luxottica Group S.p.A. Similarly, the Statement identifies the entity borrowing the funds to make the offer as well as its relationship to the same corporate parent.

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                          That the borrowing entity is described in the
Commitment Letter as "Newco" rather than by its full corporation name of Luxottica U.S. Holding Corp. is not material since, as the Statement discloses, Luxottica U.S. Holding Corp. is newly formed, has minimal assets and no financial history. The bidder, although described in the Commitment Letter as"Bidco" is prominently identified as one of the bidders throughout the Statement.

                          Equally immaterial is the fact that, after the
successful consummation of the offer, the share of U.S. Shoe will be held by another corporate subsidiary, whose name is not mentioned in the Statement.

                 3. U.S. SHOE CLAIM. Luxottica's Offer, proxy materials and Schedule 14D-1 violates 15 U.S.C. Section 78n(d) and (e) because they fail to identify adequately Leonardo Del Vecchio as a controlling person of the bidder and of Luxottica.

                          PLAINTIFFS' DEFENSE.  Instruction C to the Schedule
14D-1 requires that the information in Items of 2-7 be provided with respect to officers, directors and controlling persons of a corporation filing a Statement. All such information has been provided for Mr. Del Vecchio including that he has been the Chief Executive Officer of the Company since 1961, its Chairman since 1981 and its founder. Those disclosures clearly identify Mr. Del Vecchio as a controlling person by virtue of his positions. Items 2 through 7 do not require that, in addition to the foregoing disclosures, Mr. Del Vecchio be designated a "controlling person" or that his stock ownership (which is reported in other Luxottica filings with the SEC) be set forth.

                 4. U.S. SHOE CLAIM. Luxottica's Offer, proxy materials and Schedule 14D-1 violate 15 U.S.C. Section 78n(d) and (e) in that they fail to disclose adequately : (i) the

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convoluted financial and other relationships among Luxottica related entities and persons; (ii) the identity of the borrower; (iii) that the Offer is conditioned upon Luxottica's satisfaction that it has obtained suitable financing; (iv) that the financing set forth in a commitment letter from Credit Suisse contains substantial risks that the financing would ever be extended; (v) the amount of the revolving credit portion of the loan that may be used to purchase the shares of U.S. Shoe; and (vi) that the financing is subject to the sole discretion of Credit Suisse. Luxottica has falsely and misleadingly stated and communicated in its proxy materials and fourth amendment to the Schedule 14D-1 that "Credit Suisse is prepared to fund their commitment on the expiration date of our offer," which when made was March 31, 1995. Luxottica has falsely and misleadingly claimed that its financing is finalized and has implied therefore that there is no financial risk that the Tender Offer could be consummated, whereas in fact there are substantial risks and contingencies involved with Luxottica's stated financing plans.

                          PLAINTIFFS' DEFENSE.  There is no material element
of the loan transaction that is not set forth in detail either in the Statement or in the Commitment Letter and Term Sheet, which are filed as Exhibit (b)(1) to, and incorporated by reference in the Statement. Those documents make clear that the offer is conditioned upon, among other things, (i) sufficient financing, (ii) the absence of material adverse changes in the business of Plaintiffs, (iii) the negotiation, execution and delivery of definitive documentation of the loan, and (iv) the loan being in full compliance with the requirements of the Federal Reserve Board.

                 5. U.S. SHOE CLAIM. Luxottica's Offer, proxy materials and Schedule 14D-1 violate 15 U.S..C. Section 78n(d) and (e) because they state that U.S. Shoe's agreement with Nine West Group, Inc. "appears to be conditioned on financing." In fact, the Nine West agreement


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is not conditioned on financing and does not appear to be conditioned on financing from a fair reading of published descriptions of the Nine West agreement.

                          PLAINTIFFS' DEFENSE.  The statement complained of is
accurate since, according to its publicly-available financial statements, Nine West Group, Inc. does not have sufficient unencumbered assets or cash with which to purchase that footwear division of U.S. Shoe, and unless it obtains financing for the same it will be unable to complete the acquisition. Further, press releases of U.S. Shoe and Nine West imply the financing is subject to usual and customary conditions.

                 6. U.S. SHOE CLAIM. Luxottica's Offer, proxy materials and Schedule 14D-1 violate 15 U.S.C. Section 78n(d) and (e) because they provide inadequate disclosure of Regulation U of the Federal Reserve Board and its effect on the proposed Luxottica financing and transaction.

                          PLAINTIFF'S DEFENSE.  Regulation U provides in
relevant part that no bank may extend credit secured by margin stock in an amount that exceeds the "maximum loan value" of the collateral securing the credit. The collateral securing Plaintiffs' borrowings will be all of the shares of U.S. Shoe purchased in the Tender Offer; a security interest in all of the assets of Plaintiffs' United States subsidiaries and a negative pledge on substantially all of Plaintiffs' assets, including the capital stock of its non-U.S. subsidiaries. The staff of the Federal Reserve Board has consistently concluded that assets subject to a negative pledge constitute "collateral securing the credit" for the purposes of Regulation U.

                          The maximum loan value of collateral, other than the
margin stock, is defined as "good faith loan value" or an amount which a bank exercising sound banking

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judgment would lend to a borrower. The good faith loan value of the collateral supporting the Credit Suisse loan is far in excess of the required amount.

                          In addition, U.S. Shoe does not have standing to
maintain a private right of action for violation of the margin regulations. Consequently, this Court need not decide the merits of any Regulation U argument. Rather, the only question before the Court is one of adequate disclosure under the Williams Act. Accordingly, if this Court finds that: (1) there is a good faith dispute as to any violation of Regulation U, and (2) the existence of that dispute has been disclosed to the shareholders, U.S. Shoe's claim must be dismissed.

                 7.       U.S. SHOE CLAIM.  Luxottica's Offer, proxy materials,
Schedule 14D-1 and agent designation solicitation materials contain false statements Mellon Bank Corporation owns 34.85% of U. S. Shoe. In fact, the percentage ownership is 10.09%.

                          PLAINTIFFS' DEFENSE.  The description of Mellon Bank
Corporation's ownership of U.S. Shoe shares in Plaintiffs' proxy material is based upon and taken from a description set forth in Amendment No. 3 to the
Schedule 13 G filed by Mellon Bank Corporation on March 8, 1995. The Schedule 13G is a publicly available document and Plaintiffs were entitled to rely on it.

                 8. U.S. SHOE CLAIM. Luxottica failed to disclose, mail or otherwise deliver substantial information and materials to all U.S. Shoe shareholders who reside in Ohio, as required by the Ohio Take-Over Act, Section 1707.041, Ohio Revised Code.

                          PLAINTIFFS' DEFENSE.  Luxottica's conduct, filings and
offeree materials pursuant to R.C. Section 1707.041 comply with the requirements of Ohio law.

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                          U.S. Shoe lacks standing to assert any violation of
R.C. Section 1707.041 because the Act does not create a private right of action on behalf of corporations which are targets of a Tender Offer.

                          The Ohio Division of Securities, which has reviewed
the filings and disclosures made by Luxottica and has declined to suspend the Tender Offer or take any other enforcement action, has exclusive jurisdiction to enforce the Ohio Take-Over Act.

                          To the extent that the Ohio Take-Over Act requires
the provision of extensive information and mailing of massive materials in addition to those required by the Williams Act, the provisions of the Ohio Take-Over Act which U.S. Shoe claims have been violated are unenforceable because they violate the Commerce Clause and are preempted by the Williams Act.

         STATE'S DEFENSE TO U.S. SHOE CLAIM AND LUXOTTICA'S
         CONSTITUTIONAL CHALLENGE TO SECTION 1707.041, OHIO REVISED CODE.

         a. U.S. Shoe lacks standing to assert a violation of R.C. 1707.041 because the statute does not create a private right of action. Only the Ohio Division of Securities and the Ohio Department of Commerce have the statutory authority to enforce the Ohio Securities Act.

         b. The issue of whether R.C. 1707.041 is constitutional is moot since the Ohio Division of Securities did not suspend Luxottica's tender offer pursuant to R.C. 1707.041(A)(3).

         c Since only the Ohio Division of Securities and the Ohio Department of Commerce have the statutory authority to enforce the Ohio Securities Act, and since

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                 enforcement action has not been initiated, the issue of whether
                 R.C. 1707.041 is constitutional, is not ripe for review.

         d. To the extent that U.S. Shoe is deemed to have the authority to seek injunctive relief pursuant to R.C. 1707.041, and to the extent that this Court determines that the constitutionality of R.C. 1707.041 is ripe for review and is not a moot issue, the Ohio Takeover Act is constitutional as it is not violative of the Commerce Clause and is not pre-empted by the Williams Act.

                 9. U.S. SHOE CLAIM. In violation of the federal proxy rules, Luxottica's agent designation proxy materials contain false and misleading statements regarding Luxottica's negotiations with U.S. Shoe, including claims that U.S. Shoe has not negotiated with Luxottica in good faith and that U.S. Shoe management is stalling and negotiating golden parachutes for themselves instead of negotiating the best deal for shareholders.

                          PLAINTIFFS' DEFENSE.  Until March 31, 1995 U.S. Shoe
refused to enter into a confidentiality agreement without unreasonable and burdensome conditions. Although a more reasonable confidentiality agreement has since been signed, U.S. Shoe has failed to provide Plaintiffs with the usual and customary non-public financial information provided in a negotiated transaction. On information and belief, Plaintiffs believe U.S. Shoe has provided such information to other interested parties including Nine West.

                 10. U.S. SHOE CLAIM. Plaintiffs' agent designation proxy materials are misleading because they fail to disclose the recent market price for U.S. Shoe shares. Instead, Plaintiffs say that U.S. Shoe stock traded at prices as low as $13.50 in 1994, but omit that the share traded at $24 in the third quarter of 1994. Plaintiffs state that their $24 per share offer

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is a substantial premium over recent prices, without disclosing that this represents no premium at all over a price within several months of the offer. The materials further fail to disclose that the trading price at the time the proxy materials were distributed was significant more than the $24 per share offer.

                          PLAINTIFFS' DEFENSE.  The proxy materials are not
misleading since they set forth that "Over the past twelve months, the Shares have traded as low as $13.50 per share. The offer represents more than a 75% premium over that price and a 28% premium over the reported closing price for the shares on March 2, 1995, the day before the offer." The Statement fairly describes the price range of the stock of U.S. Shoe for the last twelve months. The $24 price in the third quarter occurred immediately after the announcement by the company of the sale of the shoe division. The price of the stock declined substantially when it was announced that that sale had been aborted.

                 11. U.S. SHOE CLAIM. Luxottica's agent designation form is misleading as to the purposes of the Special Meeting which Luxottica intends to call through the use of agent designations. Someone signing the form would not understand that the person was giving unlimited discretion to Luxottica to call a meeting for purposes not expressly stated in the agent designation proxy materials.

                          PLAINTIFFS' DEFENSE.  Both the agent designation
solicitation and the proxy card required to be completed by the shareholders are unambiguous and grant to the agent the power to add other matters before the Special Meeting. Plaintiffs' proxy materials accurately describe the authority of agents designated by shareholders to call a special meeting under Ohio

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Law and specifically point out that such agents will have no authority to vote on any matter at the Special Meeting.

         12. U.S. SHOE CLAIM. Luxottica's agent designation solicitation materials state that those persons who can call a special meeting of U.S. Shoe are those record holders of at least fifty per cent of the common shares as of the date of a call submitted to U.S. Shoe. Under the Ohio Revised Code, the sufficiency of a call is determined by fifty per cent of those shareholders "entitled to vote thereat" - meaning those entitled to vote at the special meeting. Whether fifty per cent of the shareholders have properly called a special meeting must be determined as of the record date set for such a meeting. Luxottica's materials are in this respect false and misleading.

                 PLAINTIFFS' DEFENSE. U.S Shoe's claim incorrectly interprets
Section 1701.40 of the Ohio Revised Code and is contrary to the following statement set forth in the March 10, 1995 letter from James J. Crowe, Esq., general counsel of U.S. Shoe, to Avant-Garde Optics, Inc.: "There is nothing in the OGCL that expressly contemplates that a special meeting may be called by persons who are at any time other than the time of the making of such call the holders of Shares."

         VI.     PLAINTIFFS' GENERAL DEFENSE TO ALL CLAIMS

                 Plaintiffs' Schedule 14D-1 and amendments thereto, its Offer to Purchase and its Proxy Materials do not contain any material misstatements of fact or omissions in view of the total mix of information which has been made available to shareholders of U.S. Shoe.

                 Plaintiffs object to the amendment of Counterclaims by U.S. Shoe to include Plaintiffs' proxy materials.

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         VII.    PLAINTIFFS' CLAIMS AND U.S. SHOE'S DEFENSES

                 PLAINTIFFS' CLAIM.  U.S. Shoe's Schedule 14D-9 violates U.S.C.
Section 78n(d) and (e), 17 C.F.R. Section 240.14d- 9, Schedule 14D-9 and the instructions to Schedule 14D-9 because it fails:

                 a. To disclose material information concerning U.S. Shoe's proposed sale of its footwear operations to Nine West Group, Inc., including the Seller Disclosure Schedule, the after-tax proceeds to be generated by the transaction and the proposed use of such proceeds to maximize shareholder value in the near term.

                 b. To state that a vote of shareholders is required under Ohio law to approve the Nine West transaction and the sale of other U.S. shoe businesses.

                 c. To disclose, except in conclusory statements that violate Item 4 of Schedule 14D-9, the reasons relied upon by U.S. Shoe's directors as a basis for recommending that shareholders reject Luxottica's Offer and to disclose information material to shareholders in evaluating the directors' recommendation and the reasons therefor.

                 U.S. SHOE'S DEFENSE. U.S. Shoe's Schedule 14D-9 including all amendments comply fully with the requirements of the SEC. It is not required that U.S. Shoe attach all schedules of the Nine West Agreement, which itself is a voluminous document and is provided as part of the 14D-9. It is not required that there be premature disclosure of the after-tax proceeds of the Nine West transaction, a figure that has not yet been accurately determined. It is not required that U.S. Shoe announce prematurely what uses will be made of the proceeds, which have not yet been obtained.

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         The Nine West transaction does not require shareholder approval. The
Footwear Division of U.S. Shoe is not even half of U.S. Shoe under any measure. It represents about 25% of the revenues and about a third at most of the assets. When the law firm currently representing Plaintiffs advised U.S. Shoe and its Directors in 1989 concerning the validity of a transaction then the subject of contract to sell the Footwear Division of U.S. Shoe to Merrill Lynch Capital Partners, that law firm did not even raise as an issue that shareholder approval might have been required as a condition of the transaction. If this were a serious issue, it would have been raised then. Shareholder approval of the Nine West transaction is not required. It would be false and misleading even to suggest that this is so.

         The statements of U.S. Shoe and its Board of Directors concerning the rejection of the Luxottica $24 per share Offer and its recommendation to shareholders that they not accept it are properly stated and are not false and misleading in any respect. Including further information about what might occur in the future would constitute premature speculative announcement of possible other future actions or transactions and is not required by law.

VIII.    MUTUAL DISCLAIMER

         By signing this Order, neither the Plaintiffs nor the U.S. Shoe Defendants agree to the characterizations of the claims and defenses of the other parties.

IT IS SO ORDERED.

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/s/ James L. Graham, D.J.
- ----------------------------------
James L. Graham, D.J.


Dated:  April 7, 1995


/s/ Joseph J. Dehner                             /s/ Thomas B. Ridgley
- ----------------------------------               -------------------------------
Joseph J. Dehner  (0011321)                      Thomas B. Ridgley (0000910)
Trial Attorney                                   Trial Attorney
FROST & JACOBS                                   VORYS, SATER, SEYMOUR AND PEASE
2500 PNC Center                                  52 East Gay Street
201 East Fifth Street                            P.O. Box 1008
Cincinnati, Ohio 45202                           Columbus, Ohio 43216-1008
(513) 651-6800                                   (614) 464-6229

Attorneys for U.S. Shoe Defendants               WINSTON & STRAWN
                                                 175 Water Street
                                                 New York, New York 10038
                                                 (212) 269-2500

                                                 Attorneys for Plaintiffs

ATTORNEY GENERAL OF OHIO
Betty D. Montgomery

/s/ Daniel A. Malkoff
- ----------------------------------
Daniel A.Malkoff (0029917)
30 East Broad Street, 26th Floor
Columbus, Ohio  43215-3428
(614) 466-2980



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